July 11, 2024

Todd Gibson
Chief Executive Officer
YERBAE BRANDS CORP.
18801 N Thompson Peak Pkwy
Suite 380 Scottsdale AZ, 85255

       Re: YERBAE BRANDS CORP.
           Registration Statement on Form 10-12G
           Filed July 2, 2024
           File No. 000-56654
Dear Todd Gibson:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Registration Statement on Form 10-12G filed July 2, 2024
Summary Compensation Table and Compensation of Directors, page 40

1. Please revise these sections so that the summary compensation table and the compensation of directors table are in text format, rather than as an image.
Report of Independent Registered Public Accouning Firm, page F-1

2. Please obtain and include in your next amendment, a signed and dated audit opinion from your independent registered public accounting firm.
Exhibits

3. Please refile prior exhibits 10.11 Director Services Agreement with Rose Zanic, 10.12
       Director Services Agreement with Andrew Dratt, and 10.13 Director Services Agreement with Maruf Raza pursuant to Item 601(b)(10) of Regulation S-K, or advise us why you are not required to do so.
 July 11, 2024
Page 2
General

4. Your registration statement will become effective 60 days after you filed it with the
       Commission and you will then be responsible for filing reports required by the Securities
       Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kevin Stertzel at 202-551-3723 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing